Exhibit 12.1

American Land Lease, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Year Ended December 31,
	2003	2002	2001	2000	1999
Earnings:
Income from continuing operations before taxes and minority interest in Operating Partnership	$10,190	$6,566	$3,566	$1,137	$2,852
Interest expense	5,381	4,751	4,286	3,948	3,846
Interest component of rental expense	54	54	54	23	12

Total earnings (A)	$15,625	$11,371	$7,906	$5,108	$6,710

Fixed charges:
Interest expense	$5,381	$4,751	$4,286	$3,948	$3,846
Capitalized interest	3,312	3,426	2,916	2,236	94
Interest component of rental expense	54	54	54	23	12

Total fixed charges (B)	$8,747	$8,231	$7,256	$6,207	$3,952

Ratio of earnings to fixed charges (A divided by B)	1.8	1.4	1.1	0.8	1.7